Form 27
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT (ONTARIO)
[Section 118(1)(Alberta), Section 67(1)(B.C.) Section 81(2)(Nova Scotia) Section 84(1)(b)(Sask.-Form25)]

ITEM      1.             Reporting Issuer
                                CFM Corporation
                                460 Admiral Boulevard
                                Mississauga, Ontario          L5T 3A3

ITEM      2.             Date of Material Change
                                October 23, 2003

ITEM      3.             Press Release
                                A press release was issued in Mississauga, Ontario over CCNMatthews news wire service on October 23, 2003, a copy of which is attached hereto.

ITEM      4.             Summary of Material Change
                                See attached press release.

ITEM      5.             Full Description of Material Change
                                See attached press release.

ITEM      6.             Reliance on Section 75(3) of the Act (Ontario)
                                [118(2) (Alberta) 67(2)(B.C.) 81(3) (Nova Scotia) 84(2) (Saskatchewan)]
                                No reliance.

ITEM      7.             Omitted Information
                                None.

ITEM      8.             Senior Officer
                                Sonya Stark
                                Director, Legal Affairs, Investor Relations and Corporate Secretary
                                Telephone:  (905) 670-7777

ITEM      9.             Statement of Senior Officer
                                The foregoing accurately discloses the material change referred to herein.

                                Dated in the City of Mississauga, this 27th day of October 2003.

                                /s/ SONYA STARK

                                 Sonya Stark
                                Director, Legal Affairs, Investor Relations and Corporate Secretary

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
                E-mail: cfm@cfmmajestic.com
Website:  www.cfmcorp.com

PRESS RELEASE                                                                             SYMBOL: CFM-TSE

CFM CORPORATION ANNOUNCES PLANNED REORGANIZATION,
UPDATE OF EARNINGS GUIDANCE FOR FISCAL 2003, AND
EARNINGS GUIDANCE FOR FISCAL 2004

MISSISSAUGA, ONTARIO – October 23, 2003– CFM Corporation (“CFM”) announced today that it intends to proceed with a reorganization of its operations in order to better realize the benefits available from a number of acquisitions completed during the last few years.  The planned reorganization will focus on streamlining the processes and facilities which serve CFM’s mass merchant customers  and on improving the cost structure of CFM’s manufacturing operations through anticipated product line rationalization and through the movement of certain product lines to low-wage cost locations.  CFM currently anticipates the annualized savings resulting from this reorganization to exceed $15 million and CFM expects to begin realizing these savings in the second half of fiscal 2004.

In connection with this reorganization, CFM anticipates incurring total reorganization costs, including the writing off of certain fixed assets and inventory, within the range of $30 million to $35 million.  Of these total costs, CFM anticipates non-cash expenses to be within the range of $20 million to $25 million.  The anticipated reorganization costs are expected to be incurred primarily in CFM’s 2004 fiscal year; however, costs within a range of $7 million and $9 million will be expensed in the fiscal year ended September 27, 2003.  Non-cash expenses relating to the write-off of certain fixed assets and inventory are expected to comprise the bulk of the costs to be expensed in fiscal 2003.

CFM anticipates total sales of $684 million for the fiscal year ended September 27, 2003, an increase of 19% when compared to the prior fiscal year.  Taking into account the impact of the above-noted reorganization costs, CFM currently expects earnings per share for the year ended September 27, 2003 to be less than the previously announced guidance and within a range of $0.88 to $0.93.  CFM anticipates that earnings per share before giving effect to these reorganization costs1will fall within the previously stated guidance of $1.00 to $1.05.

Most of the costs associated with this reorganization will be incurred by CFM in fiscal 2004.  Accordingly, CFM expects earnings per share for fiscal 2004 to be in the range of $0.56 to $0.76.  For fiscal 2004, CFM anticipates that earnings per share before the above-noted reorganization costs1will be in the range of $1.00 to $1.10.

“We believe that the series of acquisitions completed by CFM over the past few years provide us with an excellent opportunity to streamline our business structures and re-deploy our assets in order to strengthen our ability to serve our customers, to lower our overall cost of manufacturing and distribution and thereby improve our overall profitability and return to shareholders,” said Mark Proudfoot, President and Chief Operating Officer of CFM.  “We believe that these changes are required in order to best position us to successfully compete in the markets for our products as our business grows.  While our results in the current fiscal year and next fiscal year will be negatively impacted by the costs associated with these reorganization activities, we believe that these costs are a necessary investment in our future and will lead to enhanced earnings when the program is complete.”

1Earnings per share before reorganization costs have been determined by taking expected income before income taxes for the applicable period, adding to it the anticipated reorganization costs, deducting expected income taxes to arrive at net income before reorganization costs for the applicable period and dividing net income before reorganization costs by the average number of shares outstanding during such period.  Earnings per share before reorganization costs is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles (“GAAP”).  Non-GAAP measures (such as earnings per share before reorganization costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers.

Conference Call

The Company will host a conference call on Friday, October 24, 2003 at 9:30 a.m. EST.  The telephone conference call will be hosted by Colin Adamson, Chairman and Chief Executive Officer, Mark Proudfoot, President and Chief Operating Officer, and David Wood, Vice President and Chief Financial Officer.

To participate in the conference call, please call 416-620-5690

The conference call will also be broadcast live on CFM’s website.  To listen to the conference call live via the webcast:

Enter CFM’s website at www.cfmcorp.com
Enter the Investor web page
Click on the Reorganization and Earnings Update Conference Call Website

The conference call can also be listened to after the conference call’s completion by telephone or via the webcast.  The telephone number to listen to the call after it is completed (Postview Replay) is 416-626-4100.  The passcode for the reply is 21163965.  The Postview will be available until midnight on October 31, 2003.  To listen to the webcast, follow the same procedure as listed above.

* * * * *

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.  Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence, the level of housing starts and demographics, CFM’s ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase,  competition, foreign currency fluctuations and government regulation.   These factors and other risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 10, 2003 and in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions.  Statements made in this press release are made as of October 23, 2003 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading manufacturer of home products and related accessories in North America and the United Kingdom.  CFM designs, develops, manufactures and distributes a line of hearth and space heating products, barbecue and outdoor products and water and air purification products.  CFM maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON
Chairman and Chief Executive Officer
(905) 670-7777

MARK J. PROUDFOOT                                                     J. DAVID WOOD
President and Chief Operating Officer                              Vice President and Chief Financial Officer
(905) 670-7777                                                                       (905) 670-7777